[COMPANY LOGO OMITTED]


                       ANTHONY & SYLVAN POOLS CORPORATION

                           OFFER TO PURCHASE FOR CASH

                        ALL COMMON SHARES, NO PAR VALUE,
                      HELD BY HOLDERS OF 99 OR FEWER SHARES

         Anthony & Sylvan Pools Corporation (NASDAQ: SWIM) is offering to purchase for cash all of its common shares held by shareholders that own 99 or fewer common shares as of the close of business on October 23, 2003, subject to the terms set forth in this offer to purchase and in the accompanying acceptance card.

         We will pay $4.00 per common share properly tendered by an eligible shareholder. Payment will be made promptly after receipt of your acceptance card in accordance with the procedures described in this offer and in the acceptance card.

         THIS OFFER WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON DECEMBER 11, 2003, UNLESS EXTENDED. WE MAY EXTEND THIS OFFER AT ANY TIME.

         If you are an eligible shareholder and would like to accept this offer, you must tender all of your common shares in the manner described in this offer to purchase and in the acceptance card. This offer is not conditioned on the receipt of any minimum number of tenders. PARTIAL TENDERS WILL NOT BE ACCEPTED. ONCE YOU TENDER YOUR SHARES, YOU MAY NOT WITHDRAW THEM FROM THE OFFER.

         If, during or after completion of this offer, we have fewer than 300 shareholders of record, we intend to terminate the registration of our common shares under the Securities Exchange Act of 1934 and become a private, non-reporting company. This means that we will no longer file periodic reports with the Securities and Exchange Commission, including, among other things, annual reports on Form 10-K and quarterly reports on Form 10-Q, and we will not be subject to the SEC's proxy rules. In addition, our common shares will no longer be eligible for trading on the Nasdaq SmallCap Market. Instead, they may be quoted in the "pink sheets."

         If you have any questions regarding this offer, please contact Georgeson Shareholder, the Information Agent for this offer to purchase, toll free at (800) 213-0475. If you would like additional copies of this document, please contact the Information Agent and copies will be furnished to you promptly, free of charge. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the offer.

         No person has been authorized to make any recommendation on our behalf as to whether eligible shareholders should tender their shares pursuant to this offer. No person has been authorized to give any information or to make any representations in connection with this offer other than those contained in this document or in the acceptance card. If made or given, any recommendation or other information should not be relied upon as having been authorized by us.

         PLEASE READ THIS ENTIRE OFFER TO PURCHASE BEFORE MAKING ANY INVESTMENT DECISION.

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THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION NOR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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             The date of this offer to purchase is October 28, 2003.

                                    IMPORTANT

         If you are a holder of 99 or fewer common shares as of October 23, 2003, the record date, and wish to accept this offer, there are two methods by which you can tender your shares, depending on how you hold those shares:

         . If you hold physical certificates evidencing the shares, you should complete and sign the accompanying acceptance card in accordance with its instructions, and mail and deliver it to Alpine Fiduciary Services, Inc., the Depositary for this offer, at the address on the back cover of this document; or

         . If you are a shareholder whose shares are registered in the name of a broker, dealer, bank, trust company or other nominee, you should contact that broker or other record holder, as well as the Information Agent, toll free at (800) 213-0475.

         For more information regarding the procedure for tendering shares, see "Terms of the Offer-- Procedure for Tendering Shares."

         IF YOU HOLD MORE THAN 99 ANTHONY & SYLVAN COMMON SHARES, YOU ARE NOT ELIGIBLE TO PARTICIPATE IN THIS OFFER.

                       SPECIAL CAUTIONARY NOTICE REGARDING
                           FORWARD-LOOKING STATEMENTS

         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this offer and other materials filed with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by Anthony & Sylvan) contain statements that are forward-looking. All forward-looking statements are based on current expectations regarding important risk factors, including but not limited to: the seasonal nature of our business; dependence on existing management; consumer spending; market conditions; interest rates; and weather. Accordingly, actual results may differ from those expressed in any forward-looking statements, and the making of such statements should not be regarded as a representation by us or any other person that the results expressed in such information will be achieved.

                                SUMMARY OF TERMS

         This summary, as well as the questions and answers that follow, highlight selected information included elsewhere in this offer to purchase. To fully understand this offer and the other considerations that may be important about whether to tender your shares, you should carefully read this offer to purchase in its entirety. For further information regarding Anthony & Sylvan, see "Where You Can Find Additional Information." Except as otherwise provided, the words "Anthony & Sylvan," the "Company," "we," "our," "ours," and "us" refer to Anthony & Sylvan Pools Corporation and its subsidiaries.

         We are offering to purchase for cash all common shares held by shareholders who own 99 or fewer common shares as of the close of business on the record date. The material terms and conditions of the offer are set forth below. For additional information regarding the terms of the offer, see "Terms of the Offer."

         . This offer is voluntary; eligible shareholders may, but are not required to, tender their shares. ELIGIBLE SHAREHOLDERS WHO WISH TO ACCEPT THIS OFFER, HOWEVER, MUST TENDER ALL OF THE SHARES THEY OWN. PARTIAL TENDERS WILL NOT BE ACCEPTED.

         . We will pay $4.00 for each common share that is properly tendered by an eligible holder. This price represents a 49% premium over $2.68, the weighted average of the closing price of our common shares at which trades were reported on the Nasdaq SmallCap Market for the period January 1, 2003 through October 24, 2003 (calculated in a manner that gives effect to the number of shares that traded on each day). It also represents a 12% premium over the average 30 trading day closing price prior to announcement of this offer.

         . YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS in connection with the sale of your shares pursuant to this offer.

         . THIS OFFER WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON DECEMBER 11, 2003, UNLESS EXTENDED. IN ORDER FOR YOUR TENDER TO BE ACCEPTED BY US, THE DEPOSITARY MUST RECEIVE YOUR DOCUMENTS AT OR PRIOR TO THIS TIME. WE WILL MAKE A PUBLIC ANNOUNCEMENT IF WE DECIDE TO EXTEND THE TENDER OFFER. SEE "TERMS OF THE TENDER OFFER-- EXPIRATION AND EXTENSION OF THE OFFER."

         . Once you tender your shares in the offer, you may not withdraw them. If your shares are not properly tendered on or prior to 5:00 p.m., Eastern Standard Time, on the expiration date, we will have no obligation to accept your tender of your shares. If we do not accept your tender of your shares, we will return your shares to you. See "Terms of the Offer-- No Withdrawal Rights" and "Terms of the Offer -- Conditions to the Offer."

         . If you sell your shares to us pursuant to this offer, you will no longer be a shareholder of Anthony & Sylvan and will no longer have voting rights or the right to receive any dividends that might be declared in the future.

         . If, during or after completion of this offer, we have fewer than 300 shareholders of record, we intend to deregister our common shares under the Securities Exchange Act of 1934 and become a private, non-reporting company. This means that we will no longer file periodic reports with the SEC, including, among other things, annual reports on Form 10-K and quarterly reports on Form 10-Q, and we will no longer be subject to the SEC's proxy rules. We do intend, however, to provide our remaining shareholders with financial information with respect to our financial condition and results of operations on an annual basis after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC. See "Special Factors -- Effects of the Offer; Plans After Completing the Offer."

         . If we terminate the registration of our common shares under the Securities Exchange Act of 1934, our common shares will not be eligible for trading in the Nasdaq SmallCap Market or on the "OTC bulletin board." Our common shares may be quoted in the "pink sheets" published by the NASD, but we cannot predict whether or when this will occur or that an active trading market will exist for our common shares. As a result, it may become more difficult for our remaining shareholders to sell their shares. See "Special Factors -- Effects of the Offer; Plans After Completing the Offer."

         . Since the offer is voluntary and shares will be purchased at a premium to the average trading closing prices of our common shares during 2003, we have not engaged any person or entity to issue a "fairness" or similar opinion with respect to the offer. See "Special Factors-- Our Position as to the Fairness of the Offer to Unaffiliated Shareholders."

         . We have not granted any shareholder any voting, appraisal or dissenters' rights in connection with the offer. See "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Shareholders."

         . Your receipt of cash in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be such for state and local income tax purposes as well. You should consult with your tax advisor before tendering your shares. See "Special Factors -- Federal Income Tax Considerations."

         You may contact the Information Agent if you have any additional questions or need additional copies of any of these documents or any document containing information incorporated by reference in this document. The address and telephone number of the Information Agent is on the back cover of this document. See "Where You Can Find Additional Information."

                          ----------------------------

         Our principal executive offices are located at 6690 Beta Drive, Mayfield Village, Ohio 44143. Our telephone number is (440) 720-3301.

                              QUESTIONS AND ANSWERS

Who is offering to purchase my shares?

Anthony & Sylvan is offering to purchase its common shares held by shareholders who hold 99 or fewer shares as of October 23, 2003.

Am I eligible to participate in the offer?

You may tender your shares only if you own 99 or fewer common shares, whether you own your shares of record (i.e., in your own name) or beneficially (i.e., in "street name" in a brokerage account maintained by you).

If you have questions regarding your eligibility to participate in this offer, contact the Information Agent, toll free, at (800) 213-0475. We reserve the right to make all determinations of who is eligible to participate in this tender offer.

What will I be paid for my Anthony & Sylvan common shares?

The purchase price being offered is $4.00 per share. The full price will be paid to you in cash. This price represents a 49% premium over $2.68, the weighted average closing price of our common shares at which trades were reported on the Nasdaq SmallCap Market for the period January 1, 2003 through October 24, 2003 (calculated in a manner that gives effect to the number of shares traded on each day). It also represents a 12% premium over the average 30 trading day closing price prior to the announcement of this offer. Furthermore, since we have declared 6 stock dividends of 10% since Anthony & Sylvan was split-off from Essef Corporation in 1999, many eligible shareholders will be able to sell those shares they received through dividends, and not by purchase, at the $4.00 price. We will not pay any interest on the purchase price during the period when your shares are tendered and the date you receive your payment.

Will I have to pay brokerage commissions if I tender my shares?

No. You will have no obligation to pay any commissions as a result of your participation in this offer.

When will I receive my money?

Your check will be mailed to you promptly after the receipt of your acceptance card in accordance with the procedures described in this offer and in the acceptance card. Please allow sufficient time for the U.S. Postal Service to deliver your check.

Do I have to tender my shares?

No, you may elect to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and to receive any dividends that might be declared in the future.

How do I tender my shares?

         . If you are a "record holder" and hold your shares in your own name, complete and sign the acceptance card and deliver it, along with your share certificate(s) for all your shares, to the Depositary at its address on the back cover of this offer to purchase. Please send your documents so that they are received at or before 5:00 p.m., Eastern Standard Time, on December 11, 2003.

         . If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact them if you desire to tender your shares. You will need to provide them with instructions. In addition, you may contact the Information Agent, toll free, at (800) 213-0475 for further information.

See "Terms of the Offer -- Procedure for Tendering Shares" for more detailed instructions.

How much time do I have to tender my shares?

You may tender your shares at any time up to and including 5:00 p.m., Eastern Standard Time, on December 11, 2003. Your documents must be received in good order by the Depositary by that time. We may choose to extend the offer for any reason. If we do so, we will issue a press release by 9:00 a.m., Eastern Standard Time, on the business day after the previously scheduled expiration date.

Can I tender less than all of my shares?

No. If you wish to tender any of your shares, you must tender all of your shares. Partial tenders will not be accepted.

Can I withdraw previously tendered shares?

No. Once you elect to tender your shares, you cannot withdraw your tendered shares.

What if I have lost my share certificate(s)?

You may still participate in the offer by signing the acceptance card. If we receive an acceptance card without share certificates, your shares will be considered lost and your signature on the acceptance card will acknowledge that you agree to the terms and conditions of the offer and the affidavit in the acceptance card.

If you have any questions regarding lost share certificates, please contact the Information Agent, toll free, at (800) 213-0475.

Why is Anthony & Sylvan making the offer?

We became a stand-alone company as a result of our split-off from Essef Corporation in 1999 when it was acquired by Pentair, Inc. It was decided at that time that Anthony & Sylvan could potentially benefit from being a public company. Our common shares are listed on the Nasdaq SmallCap Market.

Over the last four years, we have not realized the benefits we had hoped would materialize from being a public company. Our common shares are very thinly traded and provide minimal real liquidity for our shareholders. Our common shares did not trade on the Nasdaq SmallCap Market on approximately 38% of the trading days in the period January 1, 2003 through October 24, 2003. It is unlikely we will be able to use our common shares effectively as a source of financing due to:

         .        the illiquidity of our common shares;

         .        the substantial insider holdings of our common shares;

         .        our low market capitalization; and

         . the minimal research attention we receive from market analysts.

Furthermore, with the enactment of the Sarbanes-Oxley legislation signed on June 30, 2002, the costs to us of continuing to be a public company are and will continue to be significant given our small size and the relative benefits we can derive from being public. The corporate governance, SEC reporting, internal control documentation and attestation procedures, and disclosure compliance obligations required by Sarbanes-Oxley are disproportionately more burdensome to us given our market capitalization and net income compared to larger public companies. Although well intended, Sarbanes-Oxley compliance would mean significant increases in annual accounting, legal and insurance costs to us simply for being public and will significantly affect the size of our board and the time our management will be able to devote to operating our business. Many companies, regardless of size, are estimating cost increases of at least $500,000 annually. Since the enactment of Sarbanes-Oxley, we have been weighing these increased costs and compliance burdens against the value to us of continuing to remain a public company.

We are making the offer in order to reduce the number of holders of record of our common shares to fewer than 300 and thereafter to terminate the registration of our common shares under the Securities Exchange Act of 1934 and delist our common shares from the Nasdaq SmallCap Market. By so doing, we would no longer be required to file periodic reports and proxy materials with the SEC. By ceasing to be a public reporting company and terminating our Nasdaq SmallCap Market listing, we expect to achieve substantial cost savings. In addition, we believe the offer will provide an economical means for small holders of our common shares to sell their shares at a premium to recent weighted average trading closing prices without incurring any brokerage commissions.

Will the common shares remain listed following the completion of the offer?

No. As mentioned above, if this offer results in the number of our shareholders of record falling below 300 and we terminate the registration of our common shares under the Securities Exchange Act of 1934, our common shares will be delisted from the Nasdaq SmallCap Market. Thereafter, our common shares may be quoted in the "pink sheets, "but we cannot predict whether or when this will occur or that an active market will exist for our common shares. As a result, it may become even more difficult for our remaining shareholders to sell their shares.

What are the federal income tax consequences of participating in the offer?

Your receipt of cash in consideration for your shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction for state, local, foreign and other tax purposes as well.

Please consult with your tax advisor to determine the federal, state, local, foreign and other tax consequences of sales made by you pursuant to the offer in view of your own particular circumstances before tendering your shares. Foreign persons are urged to consult their tax advisers regarding the application of U.S. federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure. See "Special Factors -- Federal Income Tax Considerations" below for a more detailed general discussion.

What if I have additional questions about the offer?

If you have additional questions, you may contact the Information Agent at the address or telephone number set forth on the back cover of this document.

                                 SPECIAL FACTORS

Purposes of the Offer

         We have decided to commence this offer to purchase to achieve the following objectives.

         . Terminate Registration of Our Common Shares and our Nasdaq SmallCap Market Listing. As a public "reporting company" under the Securities Exchange Act of 1934, we are obligated to prepare and file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements that comply with Section 14 of the Exchange Act. We are subject to increased regulatory requirements that have been imposed by the Sarbanes-Oxley legislation.

                  The current market environment and the price of our common shares greatly hinder our ability to raise capital in the public markets. Accordingly, we believe that we currently derive little benefit from our Nasdaq SmallCap Market listing or our status as a public company. We are aware of no securities analysts that currently report on Anthony & Sylvan, and our common shares trade infrequently and at low volumes. Moreover, we estimate that the annual costs associated with being a public company are currently in excess of $350,000 (before taking into account the added costs of compliance with the Sarbanes-Oxley legislation and new stock market listing standards), which costs are substantial for a company of our size. The management time and attention associated with the preparation of these reports is considerable.

                  If most or all eligible shareholders participate in the offer, we expect to have fewer than 300 record shareholders upon the completion of the offer and intend to terminate the registration of our common shares under the Exchange Act and cease to be a public company. After we terminate the registration of our common shares, we will no longer be required to file periodic reports or proxy statements with the SEC, would cease to be listed on the Nasdaq SmallCap Market and would no longer be subject to many of the regulations imposed by the SEC pursuant to Sarbanes-Oxley legislation. We expect that this will result in significant cost savings to us and allow our management to spend far more time on business matters that bear a direct relationship to our operations and profitability. We believe that these cost and other savings ultimately will benefit all of our shareholders, including those ineligible to participate in the offer as well as those eligible shareholders that choose not to participate in the offer. See "Special Factors--Effects of the Offer; Plans After Completing the Offer."

         . Provide Small Shareholders an Opportunity to Sell Their Shares at a Premium in an Illiquid Trading Market without Incurring Brokerage Commissions. As the trading market for our common shares is relatively illiquid, it is often difficult for our shareholders to dispose of their shares when they choose. In particular, holders of small numbers of our common shares often find it costly to dispose of their shares due to the minimum brokerage commissions typically charged. We believe the offer will provide a more economical means for small holders of our common shares to sell their shares without incurring any brokerage commissions.

         . Reduce Costs Associated with Administering Small Shareholder Accounts. The expense of administering the accounts of small shareholders is disproportionate to their ownership interest in us. As of October 23, 2003, we had 5,341,931 common shares issued and outstanding. We had approximately 90 shareholders of record that held 99 or fewer common shares, holding an aggregate of approximately 8,600 common shares. As of the same date, an estimated 237 shareholders of record held 100 or more shares, holding an aggregate of approximately 5,333,000 common shares. As a result, approximately 28% of the administrative expense relating to our shareholder accounts relates to the administration of shareholder accounts constituting less than 1% percent of our issued and outstanding shares. Even if the record shareholder base is not reduced to below 300, we believe that every tender by a shareholder will reduce expenses going forward.

Our Reasons For Pursuing the Offer

         We became a stand-alone company as a result of our split-off from Essef Corporation in 1999, when it was acquired by Pentair, Inc. As a result, we were required to register our common shares under the Securities Exchange Act of 1934. We believed at that time that Anthony & Sylvan could potentially benefit from being a public company. Our common shares are listed on the Nasdaq SmallCap Market.

         Over the last four years, we have not realized the benefits we had hoped would materialize from being a public company. Our common shares are very thinly traded and provide minimal real liquidity for our shareholders. Our common shares did not trade on the Nasdaq SmallCap Market on approximately 38% of the trading days in the period January 1, 2003 through October 24, 2003. It is unlikely we will be able to use our common shares effectively as a source of financing for the following reasons:

         . The historical trading activity of our common shares, including the fact that the average daily trading volume of our common shares for the six months prior to this offer to purchase was 1,262 shares per day;

         . The small public float and limited prospects for creating institutional interest in our common shares or coverage by analysts; and

         . Our small market capitalization and substantial insider holdings of our common shares.

         Furthermore, with the enactment of the Sarbanes-Oxley legislation signed on June 30, 2002, the costs to us of continuing to be a public company are and will continue to be significant given our small size and the relative benefits we can derive from being public. The need to increase the size of our board of directors and to attract more independent directors, the burdens of periodic reporting, and cost of documenting our internal control systems and other procedures, and disclosure compliance obligations required by Sarbanes-Oxley are disproportionately more burdensome to us given our market capitalization and net income compared to larger public companies. Although well intended, Sarbanes-Oxley compliance would mean significant increases in annual accounting, legal and insurance costs to us simply for being public and will significantly affect the time our management will be able to devote to operating our business. Many companies, regardless of size, are estimating cost increases of at least $500,000 annually. Since the enactment of Sarbanes-Oxley, we have been weighing these increased costs and compliance burdens against the value to us of continuing to remain a public company. We believe we can have effective corporate governance by adapting good practices to our own size, business complexities and needs.

         In making the decision whether to remain a public company, our board also considered a buyout of all publicly held shares not owned by current management and other affiliates. Management discussed alternatives with our banks in recent months, but were not able to obtain adequate financing on acceptable terms to make such an offer.

         Ultimately, we concluded that this tender offer would be the least expensive and most efficient way to:

         . Reduce the number of our record shareholders and possibly allow us to terminate the registration of our common shares and eliminate the annual accounting and legal expenses associated with complying with the periodic reporting requirements of the Securities Exchange Act of 1934 and the enhanced regulatory burdens imposed by Sarbanes-Oxley;

         . Provide an economical means for small holders of our common shares to sell their shares without incurring brokerage expenses; and

         . Save on the costs of administering many small shareholder accounts.

         For these reasons, we have decided to make this offer. See "Special Factors -- Our Position as to the Fairness of the Offer to Unaffiliated Shareholders."

Potential Adverse Effects of the Offer

         Our board of directors also was aware of and considered the following potential adverse effects of this offer:

         . Tendering shareholders will cease to participate in our future earnings or growth, if any, or benefit from increases, if any, in the value of our common shares.

         . As indicated above, if as a result of this offer we become eligible to do so, we intend to terminate the registration of our common shares under the Securities Exchange Act of 1934 and the listing of our common shares in the Nasdaq SmallCap Market. Because of the lack of significant interest in our shares and the absence of any analyst following, the liquidity of the market for our shares has been very limited. Delisting of our common shares may further reduce that liquidity and make it more difficult for our remaining shareholders to sell their shares.

         . After the completion of the offer and possible deregistration of our common shares as planned, we will no longer be required to file periodic reports with the SEC. As a result, it may be difficult for our remaining shareholders to receive timely information concerning the development of our business or our financial condition or results of operations.

Our Position as to the Fairness of the Offer to Unaffiliated Shareholders

         We believe that the offer is fair to eligible shareholders that are unaffiliated with us. Our belief as to fairness of the offer to these shareholders is based on the following factors:

         .        The tender offer is voluntary for eligible shareholders.

         . The price of $4.00 per share represents a 49% premium over $2.68, the weighted average of the closing price of our common shares at which trades were reported on the Nasdaq SmallCap Market for the period January 1, 2003 through October 24, 2003 (calculated in a manner that gives effect to the number of shares that traded on each day). It also represents a 12% premium over the average 30 trading day closing price prior to the date of the announcement of this offer.

         . We have declared 6 stock dividends of 10% since 1999, which means that many shareholders will receive $4.00 per share in cash for shares they received through dividends rather than through purchases.

         . We believe many of the eligible shareholders received their common shares as a result of the split-off from Essef Corporation in 1999. At that time, the common shares traded at a closing price of $3.39 (adjusted for the subsequent stock dividends) on the first trading day after the split-off. The 6 stock dividends have increased by 77% the number of shares held by some shareholders.

         . Eligible shareholders who choose to participate in the offer will avoid the brokerage commissions that they would otherwise incur if they disposed of their shares in an open market transaction (although a holder will have federal and state income tax consequences, discussed below).

         We also believe that the offer is fair to our unaffiliated shareholders that are not eligible to participate in the offer or decide not to tender. Our belief as to the fairness of the offer to these shareholders is based on the following material factors:

         . We believe shareholders will benefit from the cost savings from deregistration and delisting of our common shares and the corresponding ability of management to focus on operations without the distractions associated with public company reporting obligations.

         . If we succeed in deregistering our common shares with the SEC, we will no longer be subject to the SEC reporting or proxy disclosure requirements. However, we intend to continue to provide annual financial information to our shareholders.

         . We will continue to have in place our existing share repurchase program (with approximately $2.2 million of current purchasing authority remaining) and may consider share repurchases under that program if appropriate opportunities for the purchase of our common shares arise.

         The above discussion is not intended to be exhaustive, but includes the material factors upon which we based our determination that the offer is fair to our unaffiliated shareholders. In reaching this determination, our board of directors considered the recent enactment of Sarbanes-Oxley and its corresponding costs and compliance burdens for us, the illiquidity of our common shares, extremely low trading volumes, history of stock dividends and historical and current trading prices. See "Special Factors -- Our Reasons for Pursuing the Offer." Our board also considered the potential adverse effects of the offer. See "Special Factors -- Potential Adverse Effects of the Offer." In reaching its determination that the offer is fair to unaffiliated shareholders, our board of directors considered all factors as a whole and have not assigned specific weights to particular factors, though individual directors may have given differing weights to these factors. None of the factors that we considered led us to believe that the offer is unfair to our unaffiliated shareholders.

         Because of the voluntary nature of the transaction and the fact that purchases will be made at a premium to the weighted average trading closing price of our common shares over the last nine months, our board of directors considered this offer fair even though the company may have going concern value and liquidation value and had a tangible book value per share (which excludes goodwill) of $1.34 and a book value per share of $6.26 as of September 30,2003. Our board of directors is not aware of any firm offers made by any person during the past two years for (1) the merger or consolidation of Anthony & Sylvan with or into another company, (2) the purchase of all or a substantial part of Anthony & Sylvan's assets or (3) a purchase of Anthony & Sylvan's securities that would enable the holder to exercise control of Anthony & Sylvan, and we have no plans or arrangements for any such transaction.

         This offer was approved by a unanimous vote of our board of directors. Our board of directors believes that the offer is procedurally fair since it is voluntary. As a result, shareholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance, or personal view of the Company. Our board of directors did not believe it was necessary to retain an unaffiliated representative to act solely on the behalf of our unaffiliated shareholders for purposes of negotiating the terms of the offer or to prepare any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered pursuant to the offer or relating to the fairness of the transaction to the Company or any shareholder. The engagement of such a representative was deemed not to be necessary because the transaction is voluntary and the purchase price to be paid in the offer represents a premium to the weighted average trading closing price of our common shares over the last nine months and will actually be less costly to tendering shareholders than ordinary open market sales because of the absence of brokerage commissions.

         Ohio law does not require that shareholders approve the offer. In addition, under Ohio law, shareholders are not entitled to exercise dissenters' or appraisal rights in connection with the offer. Our board of directors has not granted any shareholder any voting, appraisal or dissenters' rights in connection with the offer.

Recommendation

         NEITHER WE NOR OUR BOARD OF DIRECTORS IS MAKING ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THE OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER TO TENDER YOUR SHARES.

Intentions of Insiders

         No executive officer, director or affiliate is eligible to tender shares in this offer. In addition, none of the executive officers, directors or affiliates has made a recommendation either in support of or opposed to the tender offer.

Effects of the Offer; Plans After Completing the Offer.

         As of October 23, 2003, the record date, there were 327 record holders of our common shares. As of that date there were approximately 90 holders who owned 99 or fewer common shares of record, including approximately 150 holders who were believed by us to own 99 or fewer shares beneficially. Accordingly, approximately 230 holders are eligible to participate in the offer. As a result, if most or all of the eligible record holders participate in the offer, we expect that there will be fewer than 300 record holders of our common shares following the completion of the offer.

         To the extent that, upon expiration of the offer, an insufficient number of shareholders will have tendered to reduce the number of record holders of our common shares to fewer than 300, we may seek to extend the offer to allow eligible shareholders additional time to tender their shares. In addition, regardless of whether we extend the offer, if, following the completion of the offer, we continue to have 300 or more record holders of our common shares, we may make an additional offer to purchase common shares held by shareholders that continue to own 99 or fewer shares.

         During or following the completion of the offer, if we are eligible to do so, we intend to terminate the registration of our common shares under the Securities Exchange Act of 1934 and terminate our Nasdaq SmallCap Market listing.

         Under applicable SEC rules, companies are permitted to terminate the registration of, and suspend their SEC reporting obligations with respect to, any class of securities held of record by fewer than 300 persons. Once these obligations have been suspended, companies are no longer required to file periodic reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, or to comply with the SEC's proxy rules. Because our common shares are our only class of securities outstanding, once we suspend our reporting obligations with respect to our common shares, we will have no obligation under federal securities laws to provide our shareholders with any periodic reports as to new developments in our business, our financial condition or results of operations. Therefore, following the suspension of our reporting obligations, it will be difficult for our shareholders to obtain information about us. We do intend, however, to provide our remaining shareholders with basic information with respect to our financial condition and results of operations on an annual basis after we become a non-reporting, private company. This information will not be as detailed or extensive as the information we currently file with the SEC.

         If we terminate the registration of our common shares, they will no longer be eligible for trading in the Nasdaq SmallCap Market or on the "OTC bulletin board. "Although our common shares may thereafter be quoted in the "pink sheets,"we cannot guarantee whether or when this will occur or that an active market will exist for our shares. As a result, the trading market for our common shares may cease to exist and it may be difficult for holders to dispose of their shares.

         Assuming all eligible shareholders participate in this offer, we expect to pay approximately $34,400 in aggregate consideration in the offer. As a result, we do not believe the completion of the offer will have a material effect on our financial condition or results of operations. All purchases we make pursuant to this offer will be funded with our cash and other liquid assets. All common shares purchased by us pursuant to this offer will become treasury shares.

         We will continue to have in place our existing share repurchase program (with approximately $2.2 million of current purchasing authority remaining), and may consider share repurchases under that program if appropriate opportunities for the purchase of our common shares arise.

         We do not have any plans, proposals or negotiations that would result in:

         . any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         . any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         . any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

         . any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

         . any other material change in the Company's corporate structure or business.

         If you tender your shares in the tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for U.S. federal income tax purposes. Subject to limited exceptions, generally, a shareholder who participates in the tender offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder's shares sold is greater than one year as of the date of sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale. Neither the Company nor any non-tendering shareholder will incur any federal income tax liability as a direct result of the completion of the tender offer. See "Special Factors -- Federal Income Tax Considerations."

Recent Transactions, Negotiations and Contacts

         Except for recent contacts with our banks about possible funding for a buyout of all shares except those held by management and other affiliated shareholders, during the past two years, we have not been engaged in any negotiations, transactions or material contacts concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any of our securities, election of our directors or sale or other transfer of a material amount our of assets. See "Special Factors -- Our Reasons for Pursuing the Offer."

Federal Income Tax Considerations

         In General. If you tender your shares pursuant to this offer, your receipt of cash in exchange for your shares will ordinarily be a taxable transaction for U.S. federal income tax purposes, unless the shares are owned by a nontaxable entity such as a tax-qualified pension fund (as in the case of a typical section 401(k) account) or a tax-qualified Individual Retirement Account. Subject to limited exceptions, a shareholder who participates in the offer will generally recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss will generally constitute a long- term capital gain or loss if the holding period for the holder's shares sold is greater than one year as of the date of the sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale. The federal income tax treatment of a long-term capital gain or loss may be different from that of a short-term capital gain or loss, depending on the holder's personal circumstances. This general description is subject to several exceptions based on complex constructive ownership rules that may treat persons as owning any shares that are owned (actually or in some cases constructively) by related individuals and entities, as well as shares that the person has the right to acquire by exercise of an option or by conversion or exchange of a security. If one or more of these exceptions apply, the entire amount of cash received in exchange for the shares (without reduction for tax basis) may be taxable as ordinary dividend income rather than as capital gain. Certain special tax rules may apply if the holder participating in this offer is itself a corporation rather than an individual. Holders are urged to consult with their personal tax advisers with respect to the particular federal, state, local, and foreign tax consequences to them as a result of tendering their shares pursuant to this offer.

         U.S. Federal Income Tax Withholding For Non-U.S. Shareholders. In general, for purposes of this summary, the term "Non-U.S. Shareholder" means a beneficial owner of shares that is neither a citizen nor a resident of the United States. The Depositary generally will treat the cash received by Non-U.S. Shareholders participating in this offer as a dividend distribution from us. Accordingly, the Depositary generally will withhold U.S. federal income taxes equal to 30% of the gross proceeds payable to the Non-U.S. Shareholder or his or her agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the Non-U.S. Shareholder's conduct of a trade or business within the U.S. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure for any excess withholding.

         Backup Withholding. By signing the acceptance card, you are certifying that the number shown on the acceptance card is your correct taxpayer identification number, you are a U.S. person, and you are not subject to backup withholding. A U.S. person (which includes a U.S. citizen and a U.S. resident, whether or not a citizen) may be subject to backup withholding at a rate of 28% with respect to amounts tendered pursuant to this offering unless such shareholder: (1) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact; or (2) provides a correct United States taxpayer identification number and certifies under penalty of perjury that the shareholder is a U.S. person, the taxpayer identification number is correct, and that the shareholder is not subject to backup withholding because of a failure to report all applicable payments.

         THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THIS OFFER IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

                               TERMS OF THE OFFER

General

         We are offering to purchase for cash all common shares held by shareholders that own 99 or fewer common shares as of the close of business on the record date. Properly tendered shares by shareholders will be purchased at $4.00 per share. A proper tender will include delivery of a properly executed acceptance card to the Depositary. Payment for properly tendered shares will be made promptly following the expiration of the tender offer.

         You may tender your shares only if your total ownership of our shares is 99 or fewer shares, whether of record (i.e., in your own name) or beneficially (i.e., in "street name" in a brokerage account maintained by you). If you elect to tender any of your shares, you must tender all of your shares. Partial tenders will not be accepted. Additionally, once you elect to tender your shares, you cannot withdraw your tendered shares.

         All questions about the eligibility of any shareholder to participate in the tender offer will be determined by us, in our sole discretion, and our determination will be final and binding. If you have questions regarding your eligibility to participate in the tender offer, you may contact the Information Agent, toll free, at (800) 213-0475.

         Participation in the tender offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and receive dividends, to the extent declared by our board of directors. However, if you are a holder of 99 or fewer shares and elect to accept this offer, you must tender all of your shares.

         We estimate that approximately 90 of our 327 shareholders of record, including approximately 150 beneficial shareholders, holding an aggregate of approximately 8,600 common shares, are eligible to participate in the offer. Assuming all of these shareholders elected to participate in the offer and the shares tendered were purchased at the offer price of $4.00 per share, the total cost to us of purchasing these shares would be $34,400. All purchases we make pursuant to this offer will be funded with our cash and other liquid assets.

         Because we are offering to purchase shares only from shareholders who own 99 or fewer common shares, the offer constitutes an "odd-lot tender offer" and is being conducted pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934. In addition, because we expect the completion of the offer to reduce the number of our shareholders of record below 300, the offer may also constitute a "going-private transaction" and is being conducted in compliance with Rule 13e-3 under the Securities Exchange Act of 1934.

Conditions of the Offer

         This offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Also, any tenders of shares by any eligible shareholder must be for all of your shares. If we fail at any time to exercise any of our rights, that failure to exercise shall not constitute a waiver of these rights.

Expiration and Extension of the Offer

         This offer will expire on December 11, 2003, unless extended to a later date at our discretion. Your tender offer documents must be received by the Depositary no later than 5:00 p.m., Eastern Standard Time, on the expiration date, or on any date thereafter to which the offer is extended.

         We reserve the right, in our sole discretion, to extend the period of time during which the offer is open. We can extend the offer by making a public announcement of the extension. We will make such announcement no later than 9:00 a.m., Eastern Standard Time, on the business day after the previously scheduled or announced expiration date. A business day means any day other than a Saturday, Sunday or United States federal holiday. Any period measured in business days includes the first day of the period.

         We will disseminate any such public announcement promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

Procedure for Tendering Shares

         Record Holders. If you wish to tender the shares for which you are the record holder, you should complete and sign the acceptance card according to its instructions and mail or deliver it, together with the certificates for your shares, in the enclosed envelope to the Depositary at the address set forth on the back cover of this offer to purchase on or prior to 5:00 p.m., Eastern Standard Time, on December 11, 2003.

         Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. In addition, you may contact the Information Agent, toll free, at (800) 213-0475 for further information.

         Method Of Delivery. The method of delivery of all documents, including certificates for shares and the acceptance card, is at the election and risk of the tendering shareholder. In all cases, sufficient time should be allowed to assure timely delivery of documents.

         The Depositary will set up a separate account at DTC for purposes of this tender offer. Participants in DTC may make delivery of tendered shares by causing DTC to transfer the shares into the Depositary's account. Even if shares are delivered in this manner, DTC participants will need to complete and sign a acceptance card and deliver it to the Depositary by the expiration date. DTC participants can use an "agents message" as a substitute for an acceptance card. An agents message is a message transmitted by DTC to the Depositary that states that DTC has received an express acknowledgment from a DTC participant tendering the shares that such participant has received the acceptance card and agrees to be bound by its terms and that we may enforce that agreement against the participant.

Rejection; Determination of Validity

         We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or are not eligible to participate in this tender offer or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, and our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in any tender or will incur any liability for failure to give any such notification.

Representations of Tendering Shareholders

         A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner of 99 or fewer shares as of the record date, (ii) you are tendering all of your shares and (iii) you hold a net long position in our common shares equal to the number of tendered shares. You are also deemed to represent that you own the tendered shares free and clear of any liens or other encumbrances and have the authority to sell the tendered shares to us. It is a violation of federal securities laws for anyone to tender shares unless, at the time of tender and at the expiration date (including any extensions), the tendering person (1) has a net long position equal to or greater than the number of shares tendered and (2) will deliver, or cause to be delivered, the shares in accordance with the terms of the tender offer. You must also agree to complete any additional documents that we request in order to complete the sale of your shares to us.

Lost or Destroyed Certificates

         You may still participate in the offer by signing the acceptance card. If we receive an acceptance card without share certificates, your shares will be considered lost and your signature on the acceptance card will acknowledge that you agree to the terms and conditions of the offer and the affidavit in the acceptance card.

         If you have any questions regarding lost share certificates, please contact the Information Agent, toll free, at (800) 213-0475.

No Dissenters' or Appraisal Rights

         Dissenters' or appraisal rights are not available in this tender offer.

No Shareholder Vote

         The tender offer is not subject to shareholder vote.

No Withdrawal Rights

         Once you tender your shares, you may not withdraw them from the offer.

Purchase and Payment

         Promptly following the receipt of your acceptance card in accordance with the procedures described in this offer to purchase and in the acceptance card, we will accept for payment and pay for, and thereby purchase, shares properly tendered before the expiration date. When we accept your shares for payment, we will have entered into a binding agreement with you on the terms and conditions described in this offer to purchase. We will pay for the shares purchased by sending payment to the tendering shareholders. Under no circumstances will we pay interest on the purchase price to be paid regardless of any delay in making such payment.

         We will pay all share transfer taxes, if any, payable on the transfer to us of shares purchased under the offer. If, however, payment of the purchase price is to be made to any person other than the record holder, or if tendered certificates are registered in the name of any person other than the person signing the acceptance card, the amount of all share transfer taxes, if any (whether imposed on the record holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the share transfer taxes, or exemption therefrom, is submitted.

         Certificates for all shares tendered and not purchased will be returned to the tendering shareholder at our expense promptly after the expiration date of the offer.

Source and Amount of Funds

         We believe that the total number of shares that may be sold by eligible shareholders pursuant to this offer is approximately 8,600. Assuming all of these shareholders elect to participate in the offer and the shares offered are purchased at the offer price of $4.00 per share, the total cost to us of purchasing these shares would be $34,400. This amount does not include our expenses associated with the offer, which are described below under "Fees and Expenses."

         We intend to pay for all validly offered shares, as well as for the costs and expenses of this offer, with cash on hand.

Fees and Expenses

         We will be responsible for paying all expenses associated with the offer. We estimate that our total expenses associated with the offer will be $82,100, consisting of the following:

                  Information Agent Fee and Depositary Fee ...........   $25,000
                  Legal Fees .........................................    50,000
                  Printing and Mailing ...............................     5,000
                  SEC Filing Fees ....................................       100
                  Miscellaneous ......................................     2,000
                                                                         -------
                  Total Estimated Expense ............................   $82,100
                                                                         =======

         Tenders may also be solicited by directors, officers and employees of Anthony & Sylvan in person, by telephone or through other forms of communication, but such persons will not receive any additional compensation for such solicitation. The Information Agent and the Depositary will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses.

         Anthony & Sylvan will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer to purchase. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to purchase to their customers.

         All requests for additional copies of this offer to purchase, the acceptance card and other tender offer materials may be directed to the Information Agent at the telephone number or address set forth on the back cover of this offer to purchase. In addition, any questions regarding the procedures for tendering in the offer and requests for assistance in tendering your shares should also be directed to the Information Agent.

Recommendation

         NEITHER WE NOR OUR BOARD OF DIRECTORS IS MAKING ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD ACCEPT THIS OFFER AND TENDER YOUR SHARES. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER TO TENDER YOUR SHARES FOR PURCHASE.

                          INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

         Our common shares are listed, and principally trade, on the Nasdaq SmallCap Market under the trading symbol "SWIM." The following table sets forth the high and low sale prices for our common shares as quoted by Nasdaq SmallCap Market for each quarter during the past two years.

                  Fiscal 2003                     High    Low
                  -----------                    -----   -----
                  Third Quarter ..............   $3.75   $2.50
                  Second Quarter .............    2.84    2.32
                  First Quarter ..............    3.69    2.15

                  Fiscal 2002
                  -----------
                  Fourth Quarter .............    5.40    2.59
                  Third Quarter ..............    5.71    3.18
                  Second Quarter .............    7.05    5.45
                  First Quarter ..............    6.23    4.13

                  Fiscal 2001
                  -----------
                  Fourth Quarter .............    6.57    4.88

         We have not paid any cash dividends on our common shares for more than the past 2 years. We intend to continue to retain earnings for working capital, capital expenditures and debt reduction. We have declared 6 stock dividends of 10% since 2000.

Share Repurchases

         During the last two years, we have made the following repurchases of our common shares (adjusted for stock dividends):

         Fiscal 2002                Number of Shares   Average Price Per Share   Total Purchase Amount
         -----------                ----------------   -----------------------   ---------------------
         First Quarter ..........          8,806                $5.97               $   52,601
         Second Quarter .........        416,444                 5.90                2,458,113

         Fiscal 2001
         -----------
         Fourth Quarter .........            363                 5.95                    2,160

Summary Consolidated Financial Information

         Before making a decision to tender your shares, you should read the following financial information, as well as the financial information incorporated by reference into this offer to purchase, and the accompanying notes, in their entirety. For information on how to obtain the financial information incorporated by reference, see "Where You Can Find Additional Information."

         The following table sets forth our summary consolidated financial information for the twelve months ended December, 2002 and 2001 and for the nine months ended September 30,2003 and 2002. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for the twelve months ended, December 31, 2002 and 2001, which is incorporated herein by reference to our annual report on Form 10-K for the year ended December 31, 2002, and our unaudited consolidated condensed financial information as of, and for the nine months ended, September 30, 2003 and 2002,which is incorporated herein by reference to our quarterly report on Form 10-Q for the nine months ended September 30, 2003.

                                                                        (in thousands except per share data)
                                                             September 30, 2003   December 31, 2002   December 31, 2001
                                                             ------------------   -----------------   -----------------
Assets                                                           (Unaudited)
Current Assets
   Cash and cash equivalents .............................         $10,010             $   432             $   351
   Contract receivables, net .............................           7,686               8,354              15,906
   Inventories ...........................................           6,091               5,841               5,327
   Prepayments and other .................................           3,340               3,655               2,227
   Deferred income taxes .................................           2,510               1,936               2,037
                                                                   -------             -------             -------
      Total Current Assets ...............................          29,637              20,218              25,848

Property, plant and equipment, net .......................           6,450               7,794               8,565
Goodwill, net ............................................          26,276              26,276              26,276
Deferred income taxes ....................................              --                 373                 146
Other ....................................................           2,841               2,951               2,784
                                                                   -------             -------             -------
      Total Assets .......................................         $65,204             $57,612             $63,619
                                                                   =======             =======             =======

Liabilities and Shareholders' Equity

Current Liabilities
   Accounts payable ......................................           9,995               4,310               6,383
   Accrued expenses ......................................          16,155              11,149              10,833
   Net liabilities of discontinued operations ............             758               1,169                 822
   Accrued income taxes ..................................           1,330                  14                  67
                                                                   -------             -------             -------
      Total Current Liabilities ..........................          28,238              16,642              18,105

Long-term debt ...........................................              --               6,300               7,550
Other long-term liabilities ..............................           3,525               3,526               2,335
Commitments and contingencies ............................              --                  --                  --
Total shareholders' equity ...............................          33,441              31,144              35,629
                                                                   -------             -------             -------
      Total Liabilities and Shareholders' Equity .........         $65,204             $57,612             $63,619
                                                                   =======             =======             =======

                                                                      (in thousands except per share data)
                                                            Year ended December 31,   Nine months ended September 30,
                                                            -----------------------   -------------------------------
                                                               2002          2001        2003                  2002
                                                            ---------     ---------   ---------             ---------
                                                                                                (unaudited)
Net sales ...............................................   $ 158,393     $ 167,672   $ 139,265             $ 128,221
Cost of sales ...........................................     112,381       119,208      98,663                90,250
   Gross profit .........................................      46,012        48,464      40,602                37,971

Operating expenses: .....................................      44,002        44,059      36,834                33,513
Income from continuing operations .......................       2,010         4,405       3,768                 4,458
Interest and other expenses .............................         248           192         218                   201
Income before income taxes from
  continuing operations .................................       1,762         4,213       3,550                 4,257
Provision for income taxes ..............................         708         1,465       1,332                 1,596
Net income from continuing operations ...................       1,054         2,748       2,218                 2,661
Loss from discontinued operations,
  net of income taxes ...................................      (3,262)       (1,368)         --                (2,351)
Net income/(loss) .......................................   $  (2,208)    $   1,380   $   2,218             $     310

Basic earnings/(loss) per share:
  Basic earnings per share from
    continuing operations ...............................        0.20          0.49        0.42                  0.49
  Basic earnings per share from
    discontinued operations .............................       (0.61)        (0.24)         --                 (0.43)
  Net earnings/(loss) per share .........................       (0.41)         0.25        0.42                  0.06

Diluted earnings/(loss) per share:
  Diluted earnings per share from
    continuing operations ...............................        0.19          0.48        0.42                  0.49
  Diluted earnings per share from
    discontinued operations .............................       (0.60)        (0.24)         --                 (0.43)
  Net earnings/(loss) per share .........................   $   (0.41)    $    0.24   $    0.42             $    0.06

Statement of cash flows' data:
  Cash provided/(used in) operating activities ..........       8,500        (1,113)     16,948                16,537
  Net cash used in investing activities .................      (1,782)       (2,957)       (659)               (1,356)
  Net cash (used in)/provided by
    financing activities ................................   $  (3,722)    $   4,452   $  (6,300)            $ (10,034)

OTHER FINANCIAL DATA

         At September 30, 2003, our ratio of earnings to fixed charges was 11.8 to 1 and our net book value per share was $6.26.

                             MANAGEMENT INFORMATION

Directors and Executive Officers

         Name                        Position(s) with the Company
         ----                        ----------------------------

         Stuart D. Neidus            Chairman and Chief Executive Officer,
                                     Director
         Howard P. Wertman           President
         Richard M. Kelso            Executive Vice President and Chief
                                     Operating Officer
         William J. Evanson          Executive Vice President and Chief
                                     Financial Officer
         Martin J. Degnan            Vice President, Secretary and General
                                     Counsel
         Roger D. Blackwell          Director
         Mary Ann Jorgenson          Director
         Thomas B. Waldin            Director

         Set forth below is certain information with respect to our directors and executive officers as of the date of this offer to purchase. Each of our directors and executive officers is a citizen of the United States. None of our directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The business address of each person is in care of Anthony & Sylvan Pools Corporation, 6690 Beta Drive, Mayfield Village, Ohio 44143.

         Stuart D. Neidus has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since September 1998. He served as Chief Financial Officer of the Company from September 1998 through April 1999. Mr. Neidus also served as Executive Vice President and Chief Financial Officer of Essef Corporation from September 1996 to August 1999. Prior to that, from 1992 to 1996 Mr. Neidus served with Premier Farnell plc, successor to Premier Industrial Corporation, most recently as Executive Vice President. Prior to joining Premier Farnell plc, Mr. Neidus spent 19 years as an independent public accountant with KPMG LLP, including eight years as a partner.

         Howard P. Wertman has served as President of Anthony & Sylvan Pools since October 1995. He previously served as Divisional Vice President of Sylvan Pools from 1990 to 1995. Mr. Wertman's career in the swimming pool industry began in 1973, and since then he has served in various management positions with both Anthony Pools & Sylvan Pools.

         Richard M. Kelso has served as Executive Vice President and Chief Operating Officer of Anthony & Sylvan Pools since 1996. He previously served as Vice President of Anthony Pools from 1989 to 1996. Mr. Kelso's career in the swimming pool industry includes 27 years in management positions, including the position of General Manager of the Washington, D.C. division of Anthony Pools.

         William J. Evanson joined Anthony & Sylvan as Executive Vice President and Chief Financial Officer on March 20, 2000. From 1978 to 2000, Mr. Evanson served with Premier Farnell plc, successor to Premier Industrial Corporation, most recently as Vice President -- North America Finance.

         Martin J. Degnan has served as Vice President, Secretary and General Counsel of Anthony & Sylvan Pools since October, 1999. Prior to joining the Company Mr. Degnan served with Rubbermaid, Inc. for over 20 years, most recently as Vice President and Associate General Counsel.

         Roger D. Blackwell is Professor of Marketing at The Ohio State University Fisher College of Business and is also President and Chief Executive Officer of Roger D. Blackwell Associates, Inc., a marketing consulting firm in Columbus, Ohio. Mr. Blackwell is a director of Applied Industrial Technologies, Inc., Diamond Hill Capital, The Flex-Funds and Max & Erma's Restaurants, Inc. Mr. Blackwell has served as a director since November 1999.

         Mary Ann Jorgenson is a partner and a member of the Management Committee in the law firm of Squire, Sanders & Dempsey L.L.P. and has been associated with that firm since 1975. She is a director of Women's Golf Unlimited, Inc., a manufacturer and distributor of golf clubs and bags, and a director of Continental Business Enterprises, Inc., an Ohio-based metal stamping company. Ms. Jorgenson served as Secretary of the Company from May 1997 to September 1999 and has been a director since September 1998.

         Thomas B. Waldin was the President and Chief Executive Officer of Essef Corporation from 1990 to August 1999. Since 1977 he has been active as an investor in and a director of a number of businesses. He is currently a director of Jacuzzi Brands, Inc., formerly U.S. Industries, Inc., a manufacturer of bath and plumbing products and consumer vacuum cleaner systems. Mr. Waldin has served as a director since May 1997 and was Chairperson of the Board of Directors from May 1997 until September 1998.

Beneficial Ownership of Directors and Executive Officers

         The following table sets forth information regarding the beneficial ownership of our common shares by each person described above, as of September 30, 2003. Except as otherwise noted, each person indicated has sole voting and investment power with respect to the securities listed.

                                                              Common Shares
                                                            Beneficially Owned
                                                         -----------------------
Name                                                      Number         Percent
----                                                     -------         -------
Stuart D. Neidus(1) .........................            606,804           10.4
Howard P. Wertman(2) ........................            157,332            2.9
Richard M. Kelso(3) .........................            117,151            2.2
William J. Evanson(4) .......................            138,734            2.6
Martin J. Degnan(5) .........................             45,078            0.8
Roger D. Blackwell(6) .......................             58,359            1.1
Mary Ann Jorgenson(7) .......................             60,937            1.1
Thomas B. Waldin(8) .........................            553,988           10.3

---------------

(1) Stuart D. Neidus is the beneficial owner of 606,804 shares owned directly by him (242,616 shares consist of options to purchase which are exercisable within 60 days of September 30, 2003).

(2) Howard P. Wertman is the beneficial owner of 157,332 shares owned directly by him (48,593 shares consist of options to purchase which are exercisable within 60 days of September 30, 2003).

(3) Richard M. Kelso is the beneficial owner of 117,151 shares owned directly by him (39,333 shares consist of options to purchase which are exercisable within 60 days of September 30, 2003).

(4) William J. Evanson is the beneficial owner of 138,734 shares owned directly by him (40,985 shares consist of options to purchase which are exercisable within 60 days of September 30, 2003).

(5) Martin J. Degnan is the beneficial owner of 45,078 shares owned directly by him (21,646 shares consist of options to purchase which are exercisable within 60 days of September 30, 2003).

(6) Roger D. Blackwell is the beneficial owner of: (a) 54,816 shares owned directly by him (15,280 shares consist of options to purchase which are exercisable within 60 days of September 30, 2003) and (b) 15,502 shares held in a Deferred Compensation Plan Trust over which he has no voting or dispositive power.

(7) Mary Ann Jorgenson is the beneficial owner of: (a) 60,937 shares owned directly by her (17,052 shares consist of options to purchase which are exercisable within 60 days of September 30, 2003) and (b) 16,999 shares held in a Deferred Compensation Plan Trust over which she has no voting or dispositive power.

(8) Thomas B. Waldin is a beneficial owner of: (a) 553,988 shares owned directly by him (15,342 shares consist of options to purchase which are exercisable within 60 days of September 30, 2003) and (b) 1,162,723 shares held in a Deferred Compensation Plan Trust over which he has no voting or dispositive power. If the trust shares were added to the calculation, he would have beneficial ownership of 32% of the Company's shares.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a Transaction Statement on
Schedule 13E-3 with the SEC relating to the offer. You may read and copy this or any other report or information that we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Our filings are also available to the public through the SEC's web site at http://www.sec.gov and on the Company's website at http://www.anthonysylvan.com.

         The SEC allows us to incorporate by reference into this offer to purchase information contained in our annual and quarterly reports. This means that we can disclose this information to you by referring you to other documents that we have previously filed separately with the SEC. The information incorporated by reference is considered to be a part of this offer to purchase, except for any information that is modified or superseded by information contained in this offer to purchase or any other subsequently filed document. The financial information incorporated by reference is an important part of this offer to purchase and we urge all eligible shareholders to read this financial information in its entirety before tendering their shares.

         The following financial information has been filed by us with the SEC and is incorporated by reference into this offer to purchase:

         1. Annual Report on Form 10-K for the fiscal year ended December 31, 2002; and

         2. Quarterly Report on Form 10-Q for the nine months ended September 30, 2003.

         We incorporate by reference any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this offer and prior to the expiration of the offer, or any extension thereof.

         No person is authorized to give any information or represent anything not contained in this offer to purchase. We are only making the offer in places where offers to purchase our common shares are permitted. The information contained in this offer to purchase, as well as any report or information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

         The documents containing information incorporated by reference into this offer to purchase are available from us, without exhibits unless exhibits are also incorporated by reference, without charge upon request to the Information Agent. Any documents so requested will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

                            The Information Agent is:
                              Georgeson Shareholder
                                 17 State Street
                                New York, NY 1004
                            Toll Free: (800) 213-0475



                               The Depositary is:
                         Alpine Fiduciary Services, Inc.



                                    By Mail:
                         Alpine Fiduciary Services, Inc.
                            c/o Georgeson Shareholder
                                  P.O. Box 2065
                         South Hackensack, NJ 07606-9974
                          Attn: Corporate Actions Dept.



                               Overnight Courier:
                         Alpine Fiduciary Services, Inc.
                            c/o Georgeson Shareholder
                             219 Murray Hill Parkway
                            East Rutherford, NJ 07073



                             In Person by Hand Only:
                         Alpine Fiduciary Services, Inc.
               c/o Securities Transfer and Reporting Services Inc.
                       100 Williams Street, Lower Galleria
                               New York, NY 10038



         Additional copies of this offer to purchase, the acceptance card or other offer materials may be obtained from the Information Agent.



         Questions and requests for assistance with the tender procedures also should be directed to the Information Agent.